CDK Global, Inc.
1950 Hassell Road,
Hoffman Estates, IL 60169

March 16, 2018
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
CDK Global, Inc.
Registration Statement on Form S-4 (File No. 333-223498)

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, CDK Global, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to March 19, 2018 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.
The Company requests that it be notified of such effectiveness by a telephone call to David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.
We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.
If you have any questions regarding the foregoing, please contact David S. Huntington (212-373-3124) or Blake Clardy (212-373-3538) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,
CDK GLOBAL, INC.

By:	/s/ Lee J. Brunz Lee J. Brunz

Executive Vice President, General Counsel and Secretary (Title)

cc:	David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP